Mail Stop 3561

September 11, 2008

Via Fax & U.S. Mail

Mr. Joseph J. Levanduski
Chief Financial Officer
200 Public Square, Suite 1500
Cleveland, Ohio 44114

      Re: **Hawk Corporation**
              Form 10-K for the year ended December 31, 2007
              Filed March 17, 2008
              File No. 001-13797

Dear Mr. Levanduski:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

            Sincerely,

            Linda Cvrkel
            Branch Chief

VIA FACSIMILE (877) 517-5503
Mr. Joseph Levanduski